Forest Road Acquisition Corp. II

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

VIA EDGAR

March 5, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Todd Schiffman

Re:	Forest Road Acquisition Corp. II

Amendment No. 1 to Form S-1

Filed March 3, 2021

File No. 333-253274

Dear Mr. Schiffman:

Forest Road Acquisition Corp. II (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on March 5, 2021, regarding Amendment No. 1 to the Registration Statement on Form S-1 submitted to the Commission on March 3, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Registration Statement on Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Form S-1 filed March 3, 2021

Exhibit 4.4 (Warrant Agreement), page II-5

1.	We note that the Warrant Agreement implies that Securities Act causes of action shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York. The disclosure on pages 57 and 129 of the prospectus filed February 18, 2021 indicates “the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.” Please revise so that the Warrant Agreement and the prospectus disclosure are consistent.

In response to the Staff’s comment, we have revised the Warrant Agreement, which is attached as Exhibit 4.4 of the Registration Statement, to be consistent with the prospectus disclosure.

* * *

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Tamar Donikyan, Esq., at tdonikyan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Idan Shani
Name: Idan Shani
Title: Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP